[redacted]

08026798

S ION

SEC Mail Processing Section

FEB 29 2008

Washington, DC 101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66705

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NexBank Securities Inc. (formerly Prospect Securities, L.P.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13455 Noel Road, Suite 1710
(No. and Street)

Dallas	Texas	75025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tanya Massie — (972)308-6717
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Payne Smith & Jones, P.C.
(Name - *if individual, state last, first, middle name*)

10711 Preston Road, Suite 110	Dallas	Texas	75230
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:

(X) Certified Public Accountant

( ) Public Accountant

( ) Account not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are required to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/20

OATH OR AFFIRMATION

I, Tanya Massie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NexBank Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follow:

None

Signature

Assistant Vice President / FINOP

Title

Notary Public

LAUREN BOND
Notary Public, State of Texas
My Commission Expires
October 13, 2010

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEXBANK SECURITIES, INC.

Financial Statements for the Year Ended

December 31, 2007

Supplementary Schedule pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934

PAYNE SMITH & JONES, P.C.
Certified Public Accountants

Independent Auditors' Report

The Board of Directors
NexBank Securities, Inc.

We have audited the accompanying statement of assets and liabilities of NexBank Securities, Inc. (formerly Prospect Securities, L.P.) as of December 31, 2007 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of assets and liabilities and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of NexBank Securities, Inc., at December 31, 2007, and the results of its operations, changes in stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the supplementary Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Payne Smith & Jones, P.C.

January 18, 2008

NEXBANK SECURITIES, INC.

Statement of Assets and Liabilities

December 31, 2007

(In Thousands)

ASSETS		
Cash and cash equivalents	$	11,186
Receivables:		
Brokers and dealers		187
Non-customers		1
Affiliates		225
		413
Securities available for sale		53
Furniture, equipment, and leasehold improvements, net		421
Other assets		88
Total assets	$	12,161
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued liabilities	$	5,233
Total liabilities		5,233
Stockholder's equity:		
Common stock ($0.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding)		-
Additional paid-in capital		1,940
Retained earnings		5,018
Accumulated other comprehensive loss		(30)
Total stockholder's equity		6,928
Total liabilities and stockholder's equity	$	12,161

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Income

For the Year Ended December 31, 2007

(In Thousands)

Revenue:		
Commissions	$	2,045
Placement fees		2,597
Marketing fees		9,114
Other		14
Total revenue		13,770
Expenses:		
Compensation and benefits		6,653
Commissions		239
Regulatory fees		216
Other		1,870
Total expenses		8,978
Net income	$	4,792

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2007

(In Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Comprehensive Loss	Total
Balances, January 1, 2007	$ -	$ 1,940	$ 1,926	$ -		$ 3,866
Comprehensive income:						
Net income			4,792		$ 4,792	4,792
Other comprehensive loss:						
Unrealized losses arising during the period				(30)	(30)	(30)
Total comprehensive income					$ 4,762	
Distributions to shareholder	-	-	(1,700)	-		(1,700)
Balances, December 31, 2007	$ -	$ 1,940	$ 5,018	$ (30)		$ 6,928

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2007

(In Thousands)

Cash flows from operating activities:		
Net income	$	4,792
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		105
(Increase) decrease in assets:		
Receivable from brokers and dealers		(47)
Receivable from affiliates		778
Other receivables		3
Other assets		(7)
Increase in liabilities:		
Accrued liabilities		2,728
Net cash provided by operating activities		8,352
Cash flows from investing activities:		
Purchases of securities available for sale		(83)
Purchase of furniture, equipment, and leasehold improvements		(48)
Net cash used in investing activities		(131)
Cash flows from financing activities:		
Distributions to shareholder		(1,700)
Net cash used by operating activities		(1,700)
Net increase in cash and cash equivalents		6,521
Cash and cash equivalents:		
Beginning of year		4,665
End of year	$	11,186

See accompanying notes to financial statements.

1. Organization and Nature of Business

NexBank Securities, Inc. (Company) was formerly known as Prospect Securities, L.P. (a Delaware limited partnership), and is a wholly-owned subsidiary of NexBank Capital, Inc. (NCI). Effective May 31, 2006, NCI purchased the existing partnership interests of Prospect Securities, L.P. from its partners (who are also the majority stockholders of NCI) for a purchase price of approximately $366,000, which represented the book value of the net assets at that date. Simultaneous with this transaction, the Company converted organizational forms from a limited partnership to an S Corporation and changed its name to NexBank Securities, Inc.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(ii).

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit.

Securities Available for Sale

Available for sale securities consist of certain equity securities not classified as trading securities or as held to maturity securities.

Unrealized holding gains and losses, net of tax, on available for sale securities, are reported in other comprehensive income. Realized gains and losses are included in other income or expense, and when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income.

Gains and losses on the sale of available for sale securities are determined using the specific identification method.

Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary, if any, would result in write-downs of the individual securities to their fair value. The related write-downs, if any, would be included in operations as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are reported at historical cost less accumulated depreciation. Depreciation is determined by use of the straight-line method over the estimated life of the asset, or, in the case of leasehold improvements, the shorter of the estimated life or the remaining term of the related lease. Upon disposal of furniture and equipment, the related gain or loss is included in income.

Recognition of Revenue

Marketing fees and interest income are accrued and recognized as they are earned. Commissions are recorded on the trade date.

Income Taxes

The Company is taxed as an S Corporation for federal income tax purposes. As such, the Company is not subject to Federal income tax. The taxable income or loss applicable to the operations of the Company is includable in the Federal income tax returns of its shareholders. Consequently, no provision or liability for Federal income taxes has been reflected in the accompanying financial statements.

3. <u>Recent Accounting Pronouncements</u>

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements.* This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements as the FASB Board's conclusion that fair value is the relevant measurement attribute. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management anticipates this Statement will have no significant effect on the Company's financial statements.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* This Statement permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. This Statement's objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply hedge accounting provisions. Entities which choose to measure eligible financial assets and liabilities will report unrealized gains and losses in earnings at each subsequent reporting date. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Management has yet to determine the effects this Statement will have on the Company's financial statements.

In December 2007, the FASB issued SFAS 141 (revised), *Business Combinations.* This Statement applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses, including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. Specifically, it establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement is effective for the first annual reporting period beginning on or after December 15, 2008. Management anticipates this Statement will have no significant effect on the Company's financial statements.

In December 2007, the FASB issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51.* This statement applies to all entities that prepare consolidated financial statements, except for not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. It establishes accounting and reporting standards that require the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity, the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income, changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value, and that entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This Statement is effective for fiscal years beginning on or after December 15, 2008. Management anticipates this Statement will have no significant effect on the Company's financial statements.

4. Statement of Cash Flows

The Company uses the indirect method to present cash flows from operating activities. Supplemental cash flow information for the year ended December 31, 2007 is presented as follows (in thousands):

Noncash transactions:	
Net unrealized depreciation on securities available for sale	$ (30)

5. Debt and Equity Securities

Debt and equity securities have been classified in the consolidated balance sheet according to management's intent. The carrying amount of securities and their approximate fair values at December 31, 2007 is as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Classified as Available for Sale				
Marketable equity securities	$ 83	$ -	$ 30	$ 53

There were no sales of securities for the year ended December 31, 2007. At December 31, 2007, there were no investment securities pledged as collateral for purposes required or permitted by law.

The amortized cost and estimated market value of debt and equity securities at December 31, 2006 are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$ 83	$ 53

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2007 are summarized as follows (in thousands):

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities Available for Sale						
Marketable equity securities	$ 53	$ 30	$ -	$ -	$ 53	$ 30

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. At December 31, 2007, certain securities have unrealized losses with aggregate depreciation from the Company's amortized cost basis. These unrealized losses are generally due to changes in interest rates. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

6. Related Party Transactions

The Company derives the majority of its income on products and marketing it performs for and on behalf of Highland Capital Management, L.P. (HCMLP). HCMLP is an entity which is owned principally by the majority stockholders of NCI. Approximately $11,461,000 (83.2% of total revenue) was derived from transactions involving HCMLP and/or various other affiliated entities during 2007.

Certain expenses incurred by affiliated entities are allocated to the Company pursuant to the terms of a management agreement between these entities. Total expenses allocated to the Company and expensed amounted to approximately $517,000, including rent allocation of approximately $185,000, as discussed in Note 8.

Total receivables from affiliates amounted to approximately $225,000 at December 31, 2007.

7. Furniture, Equipment, and Leasehold Improvements

The following is a summary of furniture, equipment, and leasehold improvements at December 31, 2007 (in thousands):

	Estimated Useful Life		Amount
Furniture and fixtures	5 to 7 years	$	59
Computers and equipment	5 years		280
Leasehold improvements	5.5 years		247
			586
Less accumulated depreciation			(165)
Total		$	421

Depreciation and amortization expense amounted to approximately $105,000 for the year ended December 31, 2007.

8. Commitments, Guarantees and Contingent Liabilities

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee agreements. FIN 45 defines guarantees as contract and determination agreements that contingently require a guarantor or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of its business, the Company indemnifies and guarantees its clearing agent against specified potential losses in connection with the clearing entity acting as an agent of, or providing services to, the Company. The Company does not perform trading activities on its own, but acts as an introducing broker to its clearing agent. As an introducing broker, any losses that occur would be primarily due to settlement risk (that is, the risk of counterparty failure between trade date and settlement date). The Company attempts to reduce its risk by qualifying and approving its counterparties. As such, the Company believes it is unlikely that it will be required to remit any material payments under the agreement with its clearing agent and, thus, has not recorded any contingent liability in the accompanying financial statements.

The Company is involved in legal actions arising from normal business activities. Management believes that these actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the financial position or results of operations of the Company.

The Company leases its primary office facility under a non-cancelable lease agreement which expires December 31, 2011. Following is a summary of future minimum lease commitments under this agreement (in thousands):

Year	Amount
2008	$ 89
2009	89
2010	89
2011	89
	$ 356

Additionally, the Company is allocated rent expense from HCMLP for its out-of-state marketing facilities. Total rent expense incurred for the year ended December 31, 2007 amounted to approximately $289,000, of which approximately $185,000 was allocated from HCMLP.

The Company does not anticipate any material losses as a result of the commitments and contingent liabilities.

9. Net Capital Requirements

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $100,000 or 6.67% of total aggregate indebtedness.

At December 31, 2007, the Company had total net capital and total aggregate indebtedness, as defined, of approximately $6,365,000 and $5,233,000, respectively, resulting in a ratio of aggregate indebtedness to net capital of 0.82 to 1.00. Total net capital was approximately $6,016,000 in excess of the minimum required net capital of approximately $349,000.

10. Customer Protection, Reserves and Custody of Securities

As an introducing broker-dealer, the Company does not hold funds or securities but clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, Bear Stearns Securities Corp.; accordingly and pursuant to paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, the Company is not subjected to such provisions, which provide for the maintenance by the broker-dealer of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

SUPPLEMENTAL SCHEDULE I

NEXBANK SECURITIES, INC.

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2007

(In Thousands)

Computation of Net Capital under Rule 15c3-1

Net capital:		
Total stockholder's equity	$	6,928
Less deduction for fidelity bond deductible > $5,000		45
Less non-allowable assets:		
Receivables from non-customers		1
Furniture, equipment, and leasehold improvements		421
Other assets		88
Net capital prior to haircuts on securities positions		6,373
Less haircuts on securities positions		8
Net capital as defined by Rule 15c3-3		6,365
Minimum net capital required		349
Excess net capital		6,016
Aggregate indebtedness:		
Accrued liabilities		5,233
Total aggregate indebtedness	$	5,233
Ratio of aggregate indebtedness to net capital		0.8

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of paragraph k(2)(ii).

NexBank Securities, Inc.
Dallas, Texas

Report of Independent Auditors on
Internal Control Required
By SEC Rule 17a-5

December 31, 2007

PAYNE SMITH & JONES, P.C.

Certified Public Accountants

January 18, 2008

CONFIDENTIAL

To the Board of Directors of
NexBank Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of NexBank Securities, Inc. (Company) as of and for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation differences required by rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all paid and excess margin securities of customers as required by Rule 15c3-3.

The Company processes client trades through Bear Stearns Securities Corp. (BSSC) on a fully disclosed basis. The Clearing Agreement between the Company and BSSC requires BSSC to perform the above listed duties associated with carrying customer cash balances and the custody of securities.

10711 Preston Road • Suite 110 • Dallas, TX 75230 • 972 / 404-1226 • Fax 214 / 363-9980

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraphs and for verifying that BSSC has established and maintained internal control and the practices and procedures referred to in the preceding paragraphs in its performance of duties associated with carrying customer cash balances and the custody of securities. In fulfilling these responsibilities, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purposes described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors and Stockholder, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Payne Smith & Jones, P.C.

END